

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

> **Re: Pershing Square SPARC Holdings, Ltd./DE**
> **Amended Registration Statements on Form S-1**
> **Filed July 18, 2023 and July 28, 2023**
> **File No. 333-261376**

Dear William A. Ackman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 10 to Registration Statement on Form S-1 filed July 18, 2023

State Securities Laws, page 196

1. We note disclosure that you intend to distribute SPARs to institutional investors or institutional buyers in Prohibited States, "if at all," no later than 30 days after the registration statement is effective. Please clarify whether these distributions are subject to any uncertainty. Please also disclose how investors will know whether they are in a Prohibited State, when they need to provide you with documentation that they qualify as an institutional investor or institutional buyer, and how they will know what documentation will be satisfactory.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.